[ON GENERAL MILLS LETTERHEAD]

Siri S. Marshall Senior Vice President, General Counsel and Secretary Telephone: (763) 764-7230 Facsimile: (763) 764-3302

June 5, 2007

VIA EDGAR AND FEDERAL EXPRESS

Ms. Jill S. Davis

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E., Mail Stop 7010

Washington, D. C. 20549-7010

Re:	General Mills, Inc.
Form 10-K for Fiscal Year Ended May 28, 2006

Filed July 27, 2006

Form 10-K/A for the Fiscal Year Ended May 28, 2006

Filed January 8, 2007

Form 10-Q for the Quarterly Period Ended February 25, 2007

Filed March 30, 2007

File No. 1-1185

Dear Ms. Davis:

We are writing in response to the comments we received from you by letter dated May 23, 2007 regarding the above-referenced filings of General Mills, Inc. (the “Company,” “we” or “General Mills”). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Form 10-K for the Fiscal Year Ended May 28, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Non-GAAP Measures, page 24

Diluted EPS Excluding the Effects of our Convertible Debentures and the Net Benefit of Gains on Divestitures and Debt Repurchase Costs, page 24

1.

You explain that you provide this measure of performance in part because you believe it provides useful information to investors as it eliminates the effects of infrequently occurring events. Item 10(e)(ii)(B) of Regulation S-K explains that a

Ms. Jill S. Davis

June 5, 2007

registrant may not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring or infrequent, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gains within the prior two years. We note you have adjusted net earnings and the number of common shares for the effects of your contingently convertible debentures, which effects are not infrequent. Please revise your disclosures to comply with the guidance in Item 10(e) of Regulation S-K, or tell us why you believe the non-GAAP measure as presented, complies with such guidance.

Response

The non-GAAP measure identified as “diluted EPS excluding the effects of our convertible debentures and the net benefit of gains on divestitures and debt repurchase costs” is adjusted for both recurring and non-recurring items. While the gain on divestitures and the debt repurchase costs were infrequent events (see our response to Comment No. 2 below), we concur with the Staff’s view that the effects of accounting for contingently convertible debentures were not infrequently occurring and could have been identified more clearly as such in our disclosure.

The Staff’s response to Question No. 8 in “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003 (the “FAQ”) indicates that there is no per se prohibition against removing a recurring item and that such measures more likely would be permissible if management reasonably believes that the financial impact of the item will disappear or become immaterial within a near-term finite period. We also understand from the Staff’s response to the FAQ that the company must meet the burden of demonstrating the usefulness of performance measures that exclude recurring items.

In December 2005, as described in Note 11 to the consolidated financial statements on page 47 of the Form 10-K for fiscal 2006, we completed an irrevocable election to satisfy future repurchases and conversions (up to the accreted value of the contingently convertible debentures) solely in cash, thereby eliminating the earnings per share effects of the contingently convertible debentures that remained outstanding at the end of the year. As such, management was certain that the earnings per share impact of the contingently convertible debentures and the use of the related non-GAAP financial measure would “disappear or become immaterial within a near-term finite period.” In fact, we have not used this non-GAAP measure in any Form 10-Q filing for fiscal 2007, and we do not intend to use this measure in our Form 10-K for fiscal 2007 due to be filed in July 2007.

The election to settle the repurchase or conversion of the debentures in cash eliminated the earnings per share impact of these instruments for approximately one-half of fiscal 2006, and we believe that election affected the comparability of earnings per share between 2005 and 2006. (We note for the Staff that prior to the filing of our fiscal 2006

Ms. Jill S. Davis

June 5, 2007

Form 10-K, we had not presented a non-GAAP measure excluding the effects of contingently convertible debentures as the comparability of earnings had not been affected by the election to cash settle). To reconcile the difference in impact from fiscal 2005 to fiscal 2006 and to adjust for the one-time net benefit of gains on divestitures and debt repurchase costs in fiscal 2005, we concluded that it would be appropriate to provide investors with a single basis of comparison that adjusted for all of these events. This presentation was prompted by the impact of our election to cash settle the debentures, and the fact that we used the referenced non-GAAP measure in internal management reporting and our Board of Directors used the same non-GAAP measure to rate our performance for management and employee compensation. We believe that we satisfied the disclosure requirements of the FAQ and Item 10(e)(1)(i) of Regulation S-X with respect to the presentation of non-GAAP financial information, as follows:

•

We indicate the manner in which management used the measure (in internal management reporting and as a component of the Board of Director’s rating of our performance for management and employee incentive compensation).

•

We indicate the rationale for management’s decision to use the measure and why management believes the measure provided useful information to investors (to improve the comparability of year-to-year results of operations).

•	We indicate that this measure is not defined by GAAP and should be viewed in addition to, and not in lieu of, the comparable GAAP measure.

•	Our presentation gives equal or greater prominence to the most directly comparable GAAP measure.

•	Our discussion of EPS in all instances begins with EPS as defined by GAAP, and the non-GAAP measure is used no more frequently or prominently than the comparable GAAP measure.

•	We set forth a table that provides a clear reconciliation from the most directly comparable measure calculated in accordance with GAAP to the non-GAAP measure.

•	Our explanation as to why the non-GAAP measure has been used immediately precedes the reconciliation table.

We believe that our use of the non-GAAP financial measure was appropriate and benefited our investors’ understanding of our results. If the Staff concludes that we have not met the burden of demonstrating the usefulness of this measure, we would undertake not to include such non-GAAP financial information in our future filings, but respectfully request that we not be required to amend our Form 10-K for fiscal 2006.

Ms. Jill S. Davis

June 5, 2007

Return on average total capital, page 25

2.

We further note that you present a non-GAAP measure for Return on average total capital and that this measure “eliminates the effects of infrequently occurring events, thereby improving the year-to-year comparability.” Please confirm, if true, that you do not expect these events to recur within two years and that there was no similar charge or gain within the prior two years or otherwise advise why elimination of infrequently occurring events is appropriate under the requirements of Item 10(e) of Regulation S-K in presenting this measure.

Response

We confirm that (1) there were no similar charges or gains (divestiture gains or debt repurchase costs) within the prior two years, as evidenced by the reconciliation table on page 25 of our Form 10-K for fiscal 2006, which discloses that only fiscal 2005 had such charges or gains, and (2) we did not expect these events to recur within two years. We also confirm that no such charges or gains actually occurred in either fiscal 2006 or fiscal 2007, the two years following the year in which we recognized the charges and gains identified in the Form 10-K.

Form 10-K/A for the Fiscal Year Ended May 28, 2006

Note to Consolidated Financial Statements, page 10

Note 1 Summary of Significant Accounting Policies, page 10

Goodwill and Other Intangible Assets, page 10

3.

Per review of your Item 4.02 Form 8-K filed January 5, 2007 you explain that subsequent to your fiscal year ended May 28, 2006 you determined that your policies and procedures requiring an annual impairment assessment of goodwill and other indefinite-lived intangible assets on a combined basis was ineffective for the separate annual impairment assessment of your brand intangibles, as required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. We note that the disclosure regarding your impairment testing of goodwill and other indefinite-lived intangible assets has not been revised to reflect this updated policy. Please revise your disclosures accordingly, or tell us why you believe such a change in policy was material enough to file a Form 8-K, but not to include in the policy disclosures of your amended Form 10-K.

Ms. Jill S. Davis

June 5, 2007

Response

We believe that our Summary of Significant Accounting Policies in Note 1 to the consolidated financial statements appropriately and accurately describes our accounting policy with respect to the annual impairment assessment of goodwill and other indefinite-lived assets and is unchanged by the circumstances described in the Form 8-K. However, we determined that our controls and procedures were not appropriately designed and documented to assure that a separate assessment of goodwill and other indefinite-lived assets was performed as required under our accounting policy. We concluded that this deficiency in our procedures was a material weakness in our internal control over financial reporting. We filed the Form 8-K to disclose the material weakness. We do not believe that any change to the Summary of Significant Accounting Policies is required.

Note 8 Minority Interests, page 18

4.

In the last paragraph you explain that your cash and cash equivalents includes $32 million that are restricted from use for general corporate purposes pursuant to terms of agreements with third parties. Rule 5-02 of Regulation S-X explains that separate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage. FRC 203 further explains that such disclosure will involve segregation on the face of the balance sheet whenever such balances are maintained under an agreement which legally restricts the use of such funds. Please revise your financial statements to comply with the guidance in FRC 203, or tell us why you believe such funds do not require segregation on the face of the balance sheet.

Response

At May 28, 2006, we evaluated this departure from GAAP in accordance with existing materiality guidance, including Staff Accounting Bulletin No. 99 “Materiality”, and concluded at that time that the amount of restricted cash was immaterial and did not require segregation on the face of the balance sheet. As of May 28, 2006, the restricted cash represented less than 5% of cash and cash equivalents, 1% of current assets, and 0.2% of total assets.

Form 10-Q for the Quarterly Period Ended February 25, 2007

Controls and Procedures, page 30

5.

You disclose that your officers have concluded that your “... disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods

Ms. Jill S. Davis

June 5, 2007

specified in SEC rules and forms.” Item 307 of Regulation S-K requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also “... include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Your officer’s conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer’s conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Response

We appreciate the Staff bringing this to our attention and respectfully request that the Staff allow us to apply the Staff’s guidance prospectively. We will modify Item 9A in our future Forms 10-K and Item 4 in future Forms 10-Q to include the underlined language as follows:

We, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of [date of the financial statements], our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is (1) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, in a manner that allows timely decisions regarding required disclosure.

6.

Please revise your disclosure regarding changes in internal controls over financial reporting to remove the language “except for this change,” to affirmatively state any changes made to internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect your internal controls over financial reporting.

Ms. Jill S. Davis

June 5, 2007

Response

We understand that the Staff is requesting that Item 4 be revised as follows:

During the thirteen weeks ended February 25, 2007, we made the following changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting: we changed our internal control over financial reporting to implement policies and procedures requiring a separate annual impairment assessment of brand intangibles, as required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. Previously, we had conducted our impairment assessment of goodwill and other indefinite-lived intangible assets on a combined basis. ~~Except for this change to our annual impairment assessment, there were no changes in our internal control over financial reporting during the thirteen weeks ended February 25, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.~~

We appreciate the Staff bringing this to our attention and respectfully request that the Staff allow us to apply the Staff’s guidance prospectively for any future material changes.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our letter has addressed each of the Staff’s comments. If you have any questions regarding our responses, please contact the undersigned at (763) 764-7230 or Trevor Gunderson at (763) 764-5324.

Very truly yours,

/s/ Siri S. Marshall

Siri S. Marshall

cc:	Mark Wojciechowski
Jenifer Goeken